SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1
                                       to

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 FuelNation Inc.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)


                                    37245M207
                                 (CUSIP Number)

                              Triad Petroleum, LLC
                            1700 North Dixie Highway
                                    Suite 125
                            Boca Raton, Florida 33432
                                 1-561-391-5883
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to:

                               Howard Sobel, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                      919 Third Avenue, New York, NY 10022
                                 (212) 715-9100

                                November 21, 2000
                      (Date of Event which Requires Filing
                               of this Amendment)

If the filing person has previously filed a Amendment on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) OR 13d-1(g), check the following box: |_|

                               Page 1 of 10 Pages
                         Exhibit Index appears on page 8

                                  13D                        Page 2 of 10 Pages

--------------------------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Triad Petroleum, LLC
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)|_|
                                                                         (b)|_|
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS

                OO (see Item 3)
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |-|
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
--------------------------------------------------------------------------------

                 NUMBER OF             7       SOLE VOTING POWER
                   SHARES                      0
                BENEFICIALLY         -------------------------------------------
                  OWNED BY             8       SHARED VOTING POWER
                    EACH                       13,000,000
                 REPORTING           -------------------------------------------
                   PERSON              9       SOLE DISPOSITIVE POWER
                    WITH                       0
                                     -------------------------------------------
                                      10       SHARED DISPOSITIVE POWER
                                               13,000,000
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                13,000,000
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                SHARES
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                9%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                OO
--------------------------------------------------------------------------------

                                  13D                        Page 3 of 10 Pages

--------------------------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                FuelAmerica, LLC
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)|_|
                                                                         (b)|_|
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS

                OO (see Item 3)
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------------------------------------------------------------------

                 NUMBER OF             7       SOLE VOTING POWER
                   SHARES                      0
                BENEFICIALLY         -------------------------------------------
                  OWNED BY             8       SHARED VOTING POWER
                    EACH                       78,000,000
                 REPORTING           -------------------------------------------
                   PERSON              9       SOLE DISPOSITIVE POWER
                    WITH                       0
                                     -------------------------------------------
                                      10       SHARED DISPOSITIVE POWER
                                               78,000,000
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                78,000,000
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                SHARES
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                52%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON
                CO
--------------------------------------------------------------------------------

                                  13D                        Page 4 of 10 Pages

--------------------------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Christopher R. Salmonson
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)|_|
                                                                         (b)|_|
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS

                IN (see Item 3)
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------------------------------------------------------------------

                 NUMBER OF             7       SOLE VOTING POWER
                   SHARES                      65,000,000
                BENEFICIALLY         -------------------------------------------
                  OWNED BY             8       SHARED VOTING POWER
                    EACH                       13,000,000
                 REPORTING           -------------------------------------------
                   PERSON              9       SOLE DISPOSITIVE POWER
                    WITH                       65,000,000
                                     -------------------------------------------
                                      10       SHARED DISPOSITIVE POWER
                                               13,000,000
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                78,000,000
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                SHARES
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                52%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON
                IN
--------------------------------------------------------------------------------

                                  13D                        Page 5 of 10 Pages

--------------------------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Rapture Holdings, Inc.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)|_|
                                                                         (b)|_|
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS

                OO (see Item 3)
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------------------------------------------------------------------

                 NUMBER OF             7       SOLE VOTING POWER
                   SHARES                      0
                BENEFICIALLY         -------------------------------------------
                  OWNED BY             8       SHARED VOTING POWER
                    EACH                       78,000,000
                 REPORTING           -------------------------------------------
                   PERSON              9       SOLE DISPOSITIVE POWER
                    WITH                       0
                                     -------------------------------------------
                                      10       SHARED DISPOSITIVE POWER
                                               78,000,000
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                78,000,000
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                SHARES
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                52%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON
                IN
--------------------------------------------------------------------------------

                                  13D                        Page 6 of 10 Pages

--------------------------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Robert L. Simmons
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)|_|
                                                                         (b)|_|
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS

                OO (see Item 3)
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------------------------------------------------------------------

                 NUMBER OF             7       SOLE VOTING POWER
                   SHARES                      65,000,000
                BENEFICIALLY         -------------------------------------------
                  OWNED BY             8       SHARED VOTING POWER
                    EACH                       13,000,000
                 REPORTING           -------------------------------------------
                   PERSON              9       SOLE DISPOSITIVE POWER
                    WITH                       65,000,000
                                     -------------------------------------------
                                      10       SHARED DISPOSITIVE POWER
                                               13,000,000
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                78,000,000
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                SHARES
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                52%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON
                IN
--------------------------------------------------------------------------------

                                  Schedule 13D

         On November 21, 2000, the Reporting Persons (as defined below) re-allocated amongst themselves certain issuer common stock beneficially owned by them in an inter-affiliate transfer and additionally distributed 1,000,000 shares of such common stock to their professional advisors. The aggregate beneficial ownership of the Reporting Persons, taken as a whole, has not changed as a result of the inter-affiliate transfer. The aggregate beneficial ownership of the Reporting Persons has changed less than 1% as a result of the distribution to the professional advisors.

Item 1.    Security and Issuer

         This Amendment Number 1 (hereinafter, the "Amendment") to a Schedule 13D filed by the Reporting Persons (as defined below) on September 25, 2000 relates to the common stock, par value $.01 per share (the "Common Stock"), of FuelNation Inc (f/k/a Regenesis Holdings Corp.), a Florida Corporation (the "Company"). The principal executive office of the Company is located at 1700, North Dixie Highway, Suite 125, Boca Raton, Florida 33432.

Item 2.    Identity and Background.

(a) This Amendment is being filed on behalf: of (i) Triad Petroleum, LLC, a Florida limited liability company ("Triad"), (ii) Mr. Chris R. Salmonson, an individual who, jointly with his wife, is the sole interest holder of FuelAmerica, LLC, a Florida limited liability company ("FuelAmerica"), which owns 50% of the membership interest in Triad, (iii) FuelAmerica, (iv) Mr. Robert Simmons, an individual and sole shareholder of Rapture Holdings, Inc., a Florida corporation ("Rapture") which owns the remaining 50% of the membership interests in Triad not held by FuelAmerica and (v) Rapture. Triad, Messrs. Simmons and Salmonson, FuelAmerica and Rapture are collectively referred to in this Amendment as the "Reporting Persons."

(b) The business address of Triad, FuelAmerica, Mr. Salmonson, Mr. Simmons and Rapture is c/o Triad Petroleum, LLC, 1700 North Dixie Highway, Suite 125, Boca Raton, Florida 33432.

(c) This Amendment is filed on behalf of Triad, Mr. Salmonson, FuelAmerica, Mr. Simmons and Rapture. Mr. Salmonson is a venture capitalist, entrepreneur and owner of 50% of the membership interests in and an officer of Triad. FuelAmerica is a Florida limited liability company wholly owned by Mr. Salmonson (jointly with his wife). Mr. Simmons is a venture capitalist, entrepreneur and owner of 50% of the membership interests in and an officer of Triad. Rapture is a Florida Corporation wholly owned by Mr. Simmons. The principal business of Triad is the development of marketing, production and sale of proprietary technology which allows for the integration of the business operations of wholesale and retail inventory monitoring and management. See attached Exhibit A which is a copy of an agreement in writing to file this amendment jointly on behalf of each of Triad, FuelAmerica, Mr. Salmonson, Mr. Simmons and Rapture.

(d) The Reporting Persons have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Messrs. Salmonson and Simmons are citizens of the United States. Triad and FuelAmerica are limited liability companies organized under the laws of Florida. Rapture is a Florida corporation.

Item 3.    Source and Amount of Funds or Other Consideration.

         On October 13, 2000, pursuant to a Share Sale and Contribution Agreement (the "Agreement") dated as of September 14, 2000, Triad acquired 96% of the voting equity of the Company through the purchase of a combination of the Company's common and convertible preferred stock. In consideration thereof, Triad assigned its exclusive 50 year license and distribution rights under a Technology License and Marketing Agreement with E-Mation LLC (an affiliate of Triad) which provides for the exclusive rights to make, market and sell products and services using E-Mation's proprietary technology which integrates the business operations for both wholesale distribution and retail sale of fuel.

         In connection with the closing of the Triad transaction, the Company issued to Triad a combination of Common Stock and a newly designated series of convertible preferred stock, approximating, in the aggregate, 96% of the voting equity of the Company. In November, 2000, Triad converted its convertible preferred stock into 50,000,000 shares of Common Stock. The total number of shares of Common Stock issued to Triad, including the Common Stock issued upon conversion of the convertible preferred stock, was 144,000,000 shares.

         On November 21, 2000, Triad effected a pro rata distribution, without consideration, of 130,000,000 shares of the Company's Common Stock held by it to each of FuelAmerica and Rapture (such pro-rata distribution, the "Re-Allocation").

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired the shares of Common Stock and Preferred Stock, reported as beneficially owned by them, in order to acquire a controlling interest in the Company and as stock-based compensation for the contribution of the licensing agreement described in Item 3 of this Schedule 13D.

(a) Except as set forth in this Schedule 13D, the Reporting Persons have no plans to acquire additional securities of the Company

(b) Except as set forth in this Schedule 13D, the Reporting Persons do not currently have any plans or proposals that are likely to result in a change of control of the Company.

(c) The Reporting Persons have no plans or proposals relating to the sale of a material amount of Company assets.

(d) In connection with the completion of the Triad transaction, the Company's then Chairman of the Board of Directors, Chief Executive Officer and President and its then Chief Financial Officer, both of whom are Directors of the Company, agreed to resign their respective positions as officers of the Company. Following consummation of the share issuances reported on this Schedule 13D, the Company sought, and obtained, the consent of a majority of the Company's shareholders (including Triad) (i) increasing the size of the Company's Board of Directs from the then authorized number of three directors to a Board of Directors of between three and eleven members as determined from time to time by resolution of the Board of Directors, (ii) electing certain designees of Triad, including Mr. Salmonson and Mr. Simmons, to the Board of Directors and (iii) changing the Company's name to FuelNation, Inc. Additionally all of the Company's Directors immediately prior to the consummation of the Triad transaction have agreed, upon the request of Triad, to resign from the Company's Board of Directors. At present, Triad does not intend to seek such resignations.

(e) Following the consummation of the Triad transaction, the Company sought, and obtained, the consent of a majority of the Company's shareholders (including Triad) authorizing an amendment to the Company's Articles of Incorporation increasing the Company's authorized Common Stock from 100,000,000 to 350,000,000, and increasing the company's authorized preferred stock from 10,000,000 to 15,000,000.

Except as disclosed in this Item 4 or elsewhere in this Schedule 13D, the Reporting Person has no current plans or proposals which relate to or would result in any event described in subparagraphs (f) through (j) of Item 4 of
Schedule 13D. Triad has indicated that the Company may seek stock-based acquisitions of assets or other companies in the fuel industry that may bring value to the Company and its shareholders.

Item 5.    Interest in Securities of the Issuer.

(a) As a result of the Re-Allocation: (i) Triad may be deemed to share, with Mr. Salmonson, FuelNation, Rapture and Mr. Simmons, beneficial ownership of 13,000,000 shares, or 9%, of the Company's Common Stock; (ii) FuelAmerica may be deemed to share, with Mr. Salmonson, beneficial ownership of 78,000,000 shares, or 52%, of the Company's Common Stock; (iii) Mr. Salmonson, by virtue of his status as the sole interest holder of FuelAmerica and as the owner of 50% of the membership interest in Triad, may be deemed to share, with Mr. Simmons and Rapture, beneficial ownership of, and voting power over, the 13,000,000 shares of Common Stock held by Triad and may be deemed to beneficially own, and have sole voting power over, the 75,000,000 shares, or 43%, of the Company's Common Stock held by FuelAmerica for an aggregate beneficial ownership of 78,000,000 shares, or 52%, of the Company's Common Stock; (iv) Rapture may be deemed to share, with Mr. Simmons, beneficial ownership of 78,000,000 shares, or 52%, of the Company's Common Stock; and (v) Mr. Simmons, by virtue of his status as the sole shareholder of Rapture and as the owner of 50% of the membership interest in Triad not held by FuelAmerica, may be deemed to beneficially own, and have sole voting power over, the 65,000,000 shares, or 43%, of Company Common Stock held by Rapture, and may be deemed to share, with Mr. Salmonson and FuelAmerica, beneficial ownership of, and voting power over, the 13,000,000 shares of the Company's Common Stock held by Triad, for an aggregate beneficial ownership of 78,000,000 shares, or 52%, of Company Common Stock. The Reporting Persons, taken as a whole, may be deemed to be the beneficial owners of 143,000,000 shares, or approximately 96%, of the Company's Common Stock.

(b) The sole and shared voting power of the Reporting Persons is set forth in subsection (a) to this Item 5.

(c)      Other than as set forth in this Schedule 13D none.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

         Except as disclosed in this Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or other relationships with respect to the securities of the Company.

Item 7.    Material to be Filed as Exhibits.

Exhibit A: Agreement of Joint Filing of Schedule 13D dated as of November 21, 2000.

Exhibit B:  Share Sale and Contribution Agreement, dated as of September 14,
            2000 and related side letter thereto, by and among Regenesis Holdings, Inc. Russell Adler for Himself and his Nominees and Triad Petroleum, LLC, filed with the Securities and Exchange Commission on September 22, 2000 as Exhibit 10.19 to the Company 10Q-SB for the period ended June 30, 2000 and incorporated herein by this reference.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated:  November 21, 2000


                                            /s/ Chris R. Salmonson
                                            ------------------------------------
                                            Chris R. Salmonson



                                            /s/
                                            ------------------------------------
                                            Robert L. Simmons



                                            Triad Petroleum, LLC


                                            /s/ Triad Petroleum, LLC
                                            ------------------------------------
                                            By: Chris R. Salmonson



                                            FuelAmerica, LLC

                                            /s/ FuelAmerica, LLC
                                            -----------------------------------
                                            By: Chris R. Salmonson


                                            Rapture Holdings, Inc.

                                            /s/
                                            -----------------------------------
                                            By:

                                    EXHIBIT B

                                    AGREEMENT

                    JOINT FILING OF AMENDMENT TO SCHEDULE 13D


                      The undersigned hereby agree jointly to prepare and file with regulatory authorities this Amendment to Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Regenesis Holdings, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


Dated:  September 25, 2000


                                            /s/ Chris R. Salmonson
                                            ------------------------------------
                                            Chris R. Salmonson



                                            /s/ Robert Simmons
                                            ------------------------------------
                                            Robert Simmons



                                            Triad Petroleum, LLC


                                            /s/ Chris R. Salmonson
                                            ------------------------------------
                                            By: Chris R. Salmonson



                                            FuelAmerica, LLC

                                            /s/ Chris R. Salmonson
                                            ------------------------------------
                                            By: Chris R. Salmonson



                                            Rapture Holdings, Inc.

                                            /s/ Rapture Holdings, Inc.
                                            ------------------------------------
                                            By: Rolbert L. Simmons